1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ALEXANDER C. KARAMPATSOS alexander.karampatsos@dechert.com +1 202 261 3402 Direct

December 22, 2020

VIA EDGAR

Christopher Bellacicco

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Registrant”)

SEC File Nos. 033-17619 and 811-05349

Post-Effective Amendment No. 821 to the Registration Statement on Form N-1A

Dear Mr. Bellacicco,

This letter responds to the comments you provided to me and Abel Araya of Dechert LLP during a recent telephonic discussion on December 3, 2020 with respect to your review of Post-Effective Amendment No. 821 to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on October 19, 2020. Post-Effective Amendment No. 821 was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of incorporating disclosure related to changes to the name and the principal investment strategy of the Goldman Sachs U.S. Equity ESG Fund (formerly, the Goldman Sachs Blue Chip Fund), which could be construed as material. We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

1.

Comment: Please respond to our comments in writing and file the responses as correspondence on EDGAR. Where a comment asks for revised disclosure or revisions are contemplated by the Registrant’s response, please provide revised disclosure with your letter. Please allow the SEC staff (the “Staff”) sufficient time to review the Registrant’s response prior to filing the 485(b) filing.

Response: We acknowledge the comments and have addressed them accordingly.

2.	Comment: We note that the Fund has changed its investment strategy considerably, which has resulted in other significant changes.

(a).

Please supplementally inform the Staff why the Board of Trustees believes these changes are consistent with its fiduciary duties and are in the best interests of its shareholders, who did not vote for these changes. In your response:

(i).	Explain in detail what information the Board considered, and how it weighed the information in arriving at its decision.

(ii).	Explain in detail why the Board concluded that this approach was better for shareholders than other alternatives, such as liquidating the Fund and starting a new fund.

(iii).

Support your explanation of the Board’s deliberations with data. For example, if cost was a consideration, provide data on the expected cost savings from the proposed changes, as compared with starting a new fund.

(b).	Please also explain why the Adviser believes these changes are consistent with its fiduciary duty to this Fund.

(c).

Has the Fund notified its shareholders of this planned change? If so, please provide the Staff with a copy of the notice and when and how (e.g., letter, e-mail) it was sent. If not, when will the Fund distribute such a notice and how?

(d).

What is the composition of the Fund’s shareholder base (e.g., affiliated v. unaffiliated, retail v. institutional, domestic v. foreign)? What percentage of the Fund’s shares are held by retail investors?

(e).

Please explain in your response why making these changes in a post-effective amendment to the registration statement of an existing fund, as opposed to an amendment adding a new fund, is consistent with the text and policy of Rule 485(a) under the Securities Act of 1933, as amended. Explain why you believe this does not provide an unfair competitive advantage over other registrants, which add new series under Rule 485(a) that go effective within 75 days (as opposed to 60 days).

(f).	Please inform the Staff in your response letter what percentage of the Fund’s current portfolio needs to be re-positioned as a result of these changes.

(g).

Have any shareholders contacted the Fund or intermediaries about this planned transaction? If so, describe the nature of such communications including whether anyone has expressed displeasure or disagreement with the planned transaction or threatened legal action.

Response:

(a).

At the June 2020 meeting of the Board of Trustees, upon the recommendation of Goldman Sachs Asset Management, L.P. (“GSAM”), the Board of Trustees, in the exercise of its business judgment, approved a proposal to rename and reposition the Fund (formerly, the Goldman Sachs Blue Chip Fund). At that meeting, the Board of Trustees received written materials and an oral presentation from GSAM with respect to the proposal which covered: (i) the Fund’s absolute and comparative performance over various time periods; (ii) the Fund’s then-current asset levels and recent sales information; (iii) the proposed changes to the Fund’s then-current principal investment strategy, including the implementation of an environmental, social and governance (“ESG”) strategy; and (iv) any impact of the proposed strategy changes to various Fund characteristics, including the Fund’s fees and expenses. In connection with its consideration of the proposal, the Board of Trustees considered the information provided by GSAM and gave weight to a number of factors, but did not identify any particular factor as controlling its decision.

(b).

GSAM considered many factors when determining whether to recommend to the Board of Trustees the proposed name change and repositioning of the Fund and concluded that such factors weighed in favor of the proposed changes. Among the factors that GSAM considered were: (i) the Goldman Sachs Blue Chip Fund was at suboptimal scale and potentially not sustainable in the long term; (ii) GSAM had received interest from prospective investors in a U.S. ESG offering; (iii) GSAM believed it was more favorable to shareholders to offer a repositioned fund that continued to provide exposure to large cap U.S. equities than to automatically redeem shareholders; and (iv) shareholders would have ample advance notice of the changes and the ability to redeem their shares at any time before the announced changes became effective.

(c).

In accordance with Rule 35d-1 under the Investment Company Act of 1940, the Registrant filed a supplement to the Fund’s prospectuses and summary prospectuses on June 19, 2020 and thereafter sent the supplement to the Fund’s shareholders. The supplement is attached hereto as Exhibit A. The changes announced by the supplement became effective on August 30, 2020, providing shareholders with over 60 days’ advance written notice of these changes. In addition, the Registrant notes that shareholders of the Fund were able to redeem their shares at any time before the changes announced in the supplement became effective, as set forth in the Fund’s prospectuses.

(d).	The composition of the shareholder base is primarily retail investors investing in the Fund through financial intermediaries.

(e).

The changes were made in a post-effective amendment to the registration statement of the Registrant, on behalf of the Fund, because the post-effective amendment was filed for the purpose of making material changes to an existing series of the Registrant, rather than adding a new series, in accordance with Rule 485(a) under the Securities Act of 1933. Rule 485(a)(1) provides for automatic effectiveness of a post-effective amendment containing material changes to the registration statement of an existing series on the 60th day after filing. Rule 485(a)(2) provides for automatic effectiveness of a post-effective amendment to the registration statement adding a new series on the 75th day after filing.[1] Because the Fund is an existing series of the Registrant, we believe that it is appropriate and consistent with the text and policy of Rule 485(a)(1) to file changes to an existing series, which are subject to the review of the Staff.

The Registrant does not believe that filing under Rule 485(a)(1) provides an unfair competitive advantage over other registrants because: (i) the Registrant is adhering to the rules promulgated under the Securities Act of 1933 (which is available to other registrants) and the Staff’s pronouncements thereon; and (ii) other registrants may file for a new series under Rule 485(a)(2) and request acceleration of effectiveness of the registration statement under Rule 485(a)(3).

(f).

Although approximately 40% of the Fund’s portfolio was repositioned as a result of these changes, the Fund remained primarily invested in large cap U.S. equities before, throughout and after the Fund’s repositioning.

(g).

No shareholders have contacted the Fund or GSAM about the Fund’s repositioning. To the Registrant’s knowledge, no shareholders have contacted the Fund’s financial intermediaries about the Fund’s repositioning.

3.	Comment: Please provide the Staff the completed fee and expense tables and expense examples for the Fund prior to filing the 485(b) filing.

Response: The Fund’s completed fee and expense tables and expense examples are attached hereto as Exhibit B.

4.

Comment: The Fund’s principal strategy states that it may invest in exchange-traded funds (“ETFs”), futures and other instruments with similar economic exposures. Please include corresponding risk disclosure for ETFs and futures.

Response: The Registrant respectfully notes that the Fund may invest in ETFs and futures as part of its principal investment strategy and count those investments towards its 80% investment policy; however, investing in ETFs and futures, on their own, are not principal investment strategies of the Fund. Accordingly, the Registrant respectfully declines to make any changes in response to this comment.

5.

Comment: In the third paragraph of the “Summary – Principal Strategy” section, the Fund indicates that the “Fund’s ESG criteria are generally designed to exclude companies that are not constituents of the Morgan Stanley Capital International (MSCI) All Country World Index (ACWI) ESG Universal Index ….” Please revise this disclosure for plain English.

[1]	See ADI 2019-07 – Review of Certain Filings Under Automatic Effectiveness Rules.

Response: The Fund has incorporated this comment into its registration statement. The revised disclosure is provided below.

The Fund’s ESG criteria are generally designed to exclude companies that are not included in the Morgan Stanley Capital International (MSCI) All Country World Index (ACWI) ESG Universal Index ….

6.

Comment: In the sixth paragraph of the “Summary – Principal Strategy” section, the Fund states that it “seeks to provide broad U.S. equity market exposure by investing in securities of U.S. issuers of any investment style.” Please disclose whether the Fund may invest in issuers of any market capitalization.

Response: The Fund may invest in U.S. issuers of any market capitalization. The Fund has revised its registration statement accordingly. The revised disclosure is provided below.

The Fund seeks to provide broad U.S. equity market exposure by investing in securities of U.S. issuers of any investment style and any market capitalization.

7.

Comment: In the third paragraph of the “Summary – Principal Strategy” section, the Fund indicates that the Fund’s ESG criteria are generally designed to exclude companies that are “involved in, and/or derive significant revenue from, certain industries or product lines.” Please revise the disclosure to explain what the Fund considers to be “significant revenue.”

Response: The Fund currently relies on industry classifications assigned by a third-party service provider to determine whether companies are involved in, and/or derive significant revenue from, certain industries or product lines (e.g., gambling, alcohol, tobacco), in accordance with procedures that have been approved by the Board of Trustees of the Registrant. The Fund has revised its registration statement accordingly. The revised disclosure is provided below.

In determining whether a company is involved in, and/or derives significant revenue from, the industries or product lines listed above, the Fund will use industry classifications assigned by a third-party service provider.

As the amount and breadth of ESG-related data becomes more readily available from companies, however, the Investment Adviser anticipates seeking approval from the Registrant’s Board of Trustees to change the Fund’s ESG criteria and related procedures to (i) rely on other sources of ESG-related data (which may include the Investment Adviser’s proprietary data) and/or (ii) adopt other exclusionary criteria based on specific revenue and other thresholds. The Registrant will consider updating the Fund’s registration statement at a later date based on these changes.

8.	Comment: Please reorder the principal risks of the Fund in order of importance rather than alphabetically. Please refer to ADI 2019-08 Improving Principal Risks Disclosure.

Response: The Registrant respectfully declines to make the requested change. The Registrant is not aware of any requirement in Form N-1A that a fund’s principal risks be set forth in any particular order, and the Registrant believes that the current disclosure adequately and clearly describes the principal risks of investing in the Fund. In addition, the importance of each risk will change over time, based on a variety of economic, market and other factors. Furthermore, the Registrant respectfully notes that the following disclosure is included with respect to the Fund at the beginning of the Fund’s “Summary—Principal Risks” section of its prospectus:

The Fund’s principal risks are presented below in alphabetical order, and not in the order of importance or potential exposure.

9.

Comment: Given that the Fund discloses “Issuer Concentration Risk” among its principal risks, please confirm that (i) the Fund will operate as a “diversified company” as defined in Section 5(b) of the Investment Company Act of 1940, and (ii) that the Fund will comply with its fundamental investment restriction regarding concentration.

Response: The Registrant confirms that the Fund will (i) operate as a “diversified company” as defined in Section 5(b) of the Investment Company Act of 1940, and (ii) comply with its fundamental investment restriction regarding concentration.

10.	Comment: Please consider how our comments above may apply to similar disclosures in the Item 9 Sections of the Fund’s prospectuses and revise throughout.

Response: The Fund has incorporated this comment.

11.	Comment: To the extent applicable, please incorporate disclosure changes contemplated in response to the above comments across the multi-share class and Class P share prospectuses for each Fund.

Response: The Fund has incorporated this comment.

*    *    *    *    *    *     *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 202.261.3402 if you wish to discuss this correspondence further.

Sincerely,

/s/ Alexander C. Karampatsos

Alexander C. Karampatsos

cc:	Lindsey C. Edwards, Goldman Sachs Asset Management, L.P.
Melissa O’Neill, Goldman Sachs Asset Management, L.P.
Brenden P. Carroll, Dechert LLP

Exhibit A

GOLDMAN SACHS TRUST

Class A, Class C, Institutional, Investor, Class P, Class R and Class R6 Shares of the

Goldman Sachs Blue Chip Fund

(the “Fund”)

Supplement dated June 19, 2020 to the

Prospectuses and Summary Prospectuses,

each dated December 27, 2019, as supplemented to date

IMPORTANT NOTICE REGARDING CHANGE IN INVESTMENT POLICY

Upon the recommendation of Goldman Sachs Asset Management, L.P. (the “Investment Adviser”), the Board of Trustees of the Goldman Sachs Trust recently approved changes to the Fund’s name and principal investment strategy. The Fund’s current investment objective to seek long-term growth of capital will not change. The Fund’s name will change to the “Goldman Sachs U.S. Equity ESG Fund.” These changes will be effective after the close of business on August 30, 2020 (the “Effective Date”).

After the Effective Date, the Fund will invest, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of purchase) in a diversified portfolio of equity investments in U.S. issuers that the Investment Adviser believes adhere to the Fund’s environmental, social and governance (“ESG”) criteria. Beginning immediately, however, the Investment Adviser intends to gradually transition the Fund’s portfolio holdings in order to comply with the Fund’s new investment strategy on the Effective Date or shortly thereafter. Such transition will allow the Fund to minimize transaction costs. These changes may increase certain risks of investing in the Fund.

The Fund will experience higher portfolio turnover (i.e., the purchase and sale of instruments and securities) as the Investment Adviser implements these changes to the investment strategy. A high rate of portfolio turnover will generally result in increased transaction costs, including brokerage commissions, which must be borne by the Fund and its shareholders, and may result in higher capital gains for taxable shareholders. Shareholders should contact their tax advisers concerning the tax consequences of the repositioning.

In light of these changes, Kevin Martens will become a portfolio manager for the Fund. Steven M. Barry and Stephen E. Becker will continue to manage the Fund.

Accordingly, on the Effective Date, the Fund’s Prospectuses and Summary Prospectuses are revised as follows:

All references in the Prospectuses and Summary Prospectuses to the “Goldman Sachs Blue Chip Fund” are replaced with “Goldman Sachs U.S. Equity ESG Fund.”

The following replaces in its entirety the “Goldman Sachs Blue Chip Fund—Summary—Principal Strategy” section of the Prospectuses and “Principal Strategy” section of the Summary Prospectuses:

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of purchase) (“Net Assets”) in a diversified portfolio of equity investments in

U.S. issuers that the Investment Adviser believes adhere to the Fund’s environmental, social and governance (“ESG”) criteria. Such equity investments may include exchange traded funds (“ETFs”), futures and other instruments with similar economic exposures.

The Fund seeks to achieve its investment objective by investing, under normal circumstances, in U.S. companies that are considered by the Investment Adviser to be positioned for long-term growth of capital.

The Fund’s ESG criteria are generally designed to exclude companies that are not constituents of the Morgan Stanley Capital International (MSCI) All Country World Index (ACWI) ESG Universal Index or companies that are involved in, and/or derive significant revenue from, certain industries or product lines, including:

•	gambling,

•	alcohol,

•	tobacco,

•	coal, and

•	weapons.

Once the Investment Adviser determines that an issuer meets the Fund’s ESG criteria, the Investment Adviser conducts a supplemental analysis of individual companies’ corporate governance factors and a range of environmental and social factors that may vary by sector. This supplemental analysis will be conducted alongside traditional fundamental, bottom-up financial analysis of individual companies, using traditional fundamental metrics. The Investment Adviser engages in active dialogues with company management teams to further inform investment decision-making and to foster best corporate governance practices using its fundamental and ESG analysis. In addition, the Investment Adviser seeks to avoid what it believes to be structurally unattractive market segments.

In addition, the Fund generally does not intend to invest in companies that the Investment Adviser believes demonstrate weak corporate governance. The Investment Adviser may sell holdings for several reasons, including, among others, changes in a company’s fundamentals or earnings, a company no longer meeting the Fund’s ESG criteria, or a company otherwise failing to conform to the Investment Adviser’s investment philosophy.

The Fund seeks to provide broad U.S. equity market exposure by investing in securities of U.S. issuers of any investment style.

The Fund may also invest up to 20% of its Net Assets in equity investments that may not adhere to the Fund’s ESG criteria, in non-U.S. issuers, and in fixed income securities, such as government, corporate and bank debt obligations.

The Fund’s performance benchmark index is the S&P 500® Index; however the Fund uses the MSCI ACWI ESG Universal Index to seek to identify issuers that meet its ESG criteria.

In the “Goldman Sachs Blue Chip Fund—Summary—Principal Risks of the Fund” section of the Prospectuses and the “Principal Risks of the Fund” section of the Summary Prospectuses, “Foreign and Emerging Countries Risk” is removed.

The following is added to the “Goldman Sachs Blue Chip Fund—Summary—Principal Risks of the Fund” section of the Prospectuses and the “Principal Risks of the Fund” section of the Summary Prospectuses:

ESG Standards Risk. The Fund’s adherence to its ESG criteria and the application of the Investment Adviser’s supplemental ESG analysis when selecting investments may affect the Fund’s exposure to certain companies, sectors, regions, and countries and may affect the Fund’s performance depending on whether such investments are in or out of favor. For example, the Fund generally will not seek to invest in companies that the Investment Adviser believes have adverse social or environmental impacts (i.e., gambling, alcohol, tobacco, coal or weapons companies), and the Fund generally will not seek to invest in companies that the Investment Adviser believes demonstrate weak corporate governance (e.g., certain state-owned enterprises). Adhering to the ESG criteria and applying the Investment Adviser’s supplemental ESG analysis may also affect the Fund’s performance relative to similar funds that do not adhere to such criteria or apply such analysis. Certain investments may be dependent on U.S. and foreign government policies, including tax incentives and subsidies, which may change without notice. The Fund’s ESG criteria and the application of the supplemental ESG analysis may be changed without shareholder approval.

Issuer Concentration Risk. The Fund intends to invest in up to approximately 50 companies. This relatively small number of issuers may subject the Fund to greater risks, because a decline in the value of any single investment held by the Fund may adversely affect the Fund’s overall value more than it would affect that of a fund holding a greater number of investments.

The following replaces in its entirety the first paragraph under the “Goldman Sachs Blue Chip Fund—Summary—Performance” section of the Multi-Class Prospectus and “Performance” section of the Multi-Class Summary Prospectus:

The bar chart and table below provide an indication of the risks of investing in the Fund by showing: (a) changes in the performance of the Fund’s Class A Shares from year to year; and (b) how the average annual total returns of the Fund’s Class A, Class C, Institutional, Investor, Class P, Class R and Class R6 Shares compare to those of a broad-based securities market index. Between November 1, 2017 through August 30, 2020, the Fund had been known as the Goldman Sachs Blue Chip Fund, between May 1, 2015 through October 31, 2017, the Fund had been known as the Goldman Sachs Dynamic U.S. Equity Fund and, since the Fund’s inception through April 30, 2015, the Fund had been known as the Goldman Sachs U.S. Equity Fund, and certain of its principal investment strategies differed. Performance information set forth below prior to the close of business on August 30, 2020 reflects the performance resulting from the Fund’s former strategies. The Fund’s past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future. Updated performance information is available at no cost at www.gsamfunds.com/performance or by calling the appropriate phone number on the back cover of the Prospectus.

The following replaces in its entirety the first paragraph under the “Goldman Sachs Blue Chip Fund —Summary—Performance” section of the Class P Prospectus and “Performance” section of the Class P Summary Prospectus:

The bar chart and table below provide an indication of the risks of investing in the Fund by showing: (a) changes in the performance of the Fund’s Institutional Shares from year to year; and (b) how the average annual total returns of the Fund’s Institutional Shares compare to those of a broad-based securities market index. Between November 1, 2017 through August 30, 2020, the Fund had been known as the Goldman Sachs Blue Chip Fund, between May 1, 2015 through October 31, 2017, the Fund had been known as the Goldman Sachs Dynamic U.S. Equity Fund and, since the Fund’s inception through April 30, 2015, the Fund had been known as the Goldman Sachs U.S. Equity Fund, and certain of its principal investment strategies differed. Performance information set forth below prior to the close of business on August 30, 2020 reflects the performance resulting from the Fund’s former strategies. The Fund’s past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future. Updated performance information is available at no cost at www.gsamfunds.com/performance or by calling the appropriate phone number on the back cover of the Prospectus.

The following replaces in its entirety the “Portfolio Managers” subsection of the “Blue Chip Fund—Summary—Portfolio Management” section of the Prospectuses and the “Portfolio Managers” subsection of the “Portfolio Management” section of the Summary Prospectuses:

Portfolio Managers: Steven M. Barry, Managing Director, Co-Chief Investment Officer—Fundamental Equity U.S. Equity, has managed the Fund since 2010; Stephen E. Becker, CFA, Managing Director, Co-Chief Investment Officer—Fundamental Equity U.S. Equity, has managed the Fund since 2009; and Kevin Martens, Vice President, has managed the Fund since August 2020.

The following replaces in its entirety the “Investment Management Approach—Principal Investment Strategies—Blue Chip Fund” section of the Prospectuses:

The Fund invests, under normal circumstances, at least 80% of its Net Assets in a diversified portfolio of equity investments in U.S. issuers that the Investment Adviser believes adhere to the Fund’s ESG criteria. Such equity investments may include ETFs, futures and other instruments with similar economic exposures. Shareholders will be provided with sixty days’ notice in the manner prescribed by the Securities and Exchange Commission (“SEC”) before any change in the Fund’s policy to invest at least 80% of its Net Assets in the particular type of investment suggested by its name.

The Fund seeks to achieve its investment objective by investing, under normal circumstances, in U.S. companies that are considered by the Investment Adviser to be positioned for long-term growth of capital.

The Fund’s ESG criteria are generally designed to exclude companies that are not constituents of the Morgan Stanley Capital International (MSCI) All Country World Index (ACWI) ESG Universal Index or companies that are involved in, and/or derive significant revenue from, certain industries or product lines, including:

•	gambling,

•	alcohol,

•	tobacco,

•	coal, and

•	weapons.

Once the Investment Adviser determines that an issuer meets the Fund’s ESG criteria, the Investment Adviser conducts a supplemental analysis of individual companies’ corporate governance factors and a range of environmental and social factors that may vary by sector. This supplemental analysis will be conducted alongside traditional fundamental, bottom-up financial analysis of individual companies, using traditional fundamental metrics.

These corporate governance considerations may include:

•	quality of earnings;

•	concern for shareholder interests and minority shareholder rights;

•	unethical business conduct, for example unethical methods of obtaining contracts and/or close connections with authorities;

•	board structure;

•	board diversity;

•	executive management team, for example CEO/CFO effectiveness and acting in interest of shareholders; and

•	executive compensation.

Environmental and social considerations may include:

•	environmental and social reporting, disclosure and transparency;

•	material environmental litigation and/or controversies;

•	material social litigation and/or controversies;

•	labor practices, for example track record in treatment of employees and supply chain management;

•	human rights considerations; and

•	climate change policies and environmental practices.

The Investment Adviser engages in active dialogues with company management teams to further inform investment decision-making and to foster best corporate governance practices using its fundamental and ESG analysis. In addition, the Investment Adviser seeks to avoid what it believes to be structurally unattractive market segments.

In addition, the Fund generally does not intend to invest in companies that the Investment Adviser believes demonstrate weak corporate governance. The Investment Adviser may sell holdings for several reasons, including, among others, changes in a company’s fundamentals or earnings, a company no longer meeting the Fund’s ESG criteria, or a company otherwise failing to conform to the Investment Adviser’s investment philosophy.

The Fund may also invest up to 20% of its Net Assets in equity investments that may not adhere to the Fund’s ESG criteria, in non-U.S. issuers, and in fixed income securities, such as government, corporate and bank debt obligations.

A U.S. issuer is an issuer economically tied to the United States. In determining whether an issuer is economically tied to the United States, the Investment Adviser will consider whether the issuer:

•	Has a class of securities whose principal securities market is in the United States;

•	Has its principal office in the United States;

•	Derives 50% or more of its total revenue or profit from goods produced, sales made or services provided in the United States;

•	Maintains 50% or more of its assets in the United States; or

•

Is otherwise determined to be economically tied to the United States by the Investment Adviser in its discretion. For example, the Investment Adviser may use the classifications assigned by third parties, including an issuer’s “country of risk” as determined by Bloomberg or the classifications assigned to an issuer by the Fund’s benchmark index provider. These classifications are generally based on a number of criteria, including an issuer’s country of domicile, the primary stock exchange on which an issuer’s securities trade, the location from which the majority of an issuer’s revenue is derived, and an issuer’s reporting currency. Although the Investment Adviser may rely on these classifications, it is not required to do so.

The Fund’s performance benchmark index is the S&P 500® Index; however the Fund uses the MSCI ACWI ESG Universal Index to seek to identify issuers that meet its ESG criteria. The S&P 500® Index is the Standard & Poor’s 500 Composite Index of 500 stocks, an unmanaged index of common stock prices. The Index figures do not reflect any deduction for fees, expenses or taxes. It is not possible to invest directly in an unmanaged index.

Under the “Risks of the Funds” section of the Prospectuses, the following replaces the “Blue Chip Fund” column in its entirety:

✓ Principal Risk
• Additional Risk

U.S. Equity ESG Fund
Credit/Default	•
Derivatives	•
Emerging Countries
ESG Standards	✓
Foreign	•
Geographic	•
Initial Public Offering (“IPO”)	•
Interest Rate	•
Investment Style	✓
Issuer Concentration	✓
Large Shareholder Transactions	✓
Liquidity	•
Management	•
Market	✓
Master Limited Partnerships	•
Mid-Cap and Small-Cap	•
NAV	•
Non-Investment Grade Fixed Income Securities
Portfolio Turnover Rate
Pre-IPO Investments
Stock	✓
U.S. Government Securities	•

The following is added to the “Risks of the Funds” section of the Prospectuses:

ESG Standards Risk—The U.S. Equity ESG Fund’s adherence to its ESG criteria and the application of the Investment Adviser’s supplemental ESG analysis when selecting investments may affect the Fund’s exposure to certain companies, sectors, regions, and countries and may affect the Fund’s performance depending on whether such investments are in or out of favor. For example, the Fund generally will not seek to invest in companies that the Investment Adviser believes have adverse social or environmental impacts (i.e., gambling, alcohol, tobacco, coal or weapons companies), and the Fund generally will not seek to invest in companies that the Investment Adviser believes demonstrate weak corporate governance (e.g., certain state-owned enterprises). Adhering to the ESG criteria and applying the Investment Adviser’s supplemental ESG analysis may also affect the Fund’s performance relative to similar funds that do not adhere to such criteria or apply such analysis. Additionally, the Fund’s adherence to the ESG criteria and the application of the supplemental ESG analysis in connection with identifying and selecting equity investments in non-U.S. issuers often require subjective analysis and may be relatively more difficult than applying the ESG criteria or the supplemental ESG analysis to equity investments of all issuers because data availability may be more limited with respect to non-U.S. issuers. Certain investments may be dependent on U.S. and foreign government policies, including tax incentives and subsidies, which may change without notice.

The exclusionary criteria related to the Fund’s ESG criteria may result in the Fund forgoing opportunities to buy certain securities when it might otherwise be advantageous to do so, or selling securities for ESG reasons when it might be otherwise disadvantageous for it to do so. The Fund’s investments in certain companies may be susceptible to various factors that may impact their businesses or operations, including costs associated with government budgetary constraints that impact publicly funded projects and clean energy initiatives, the effects of general economic conditions throughout the world, increased competition from other providers of services, unfavorable tax laws or accounting policies and high leverage. The Fund may invest in companies that do not reflect the beliefs and values of any particular investor. When assessing whether an issuer meets the Fund’s ESG Criteria and conducting an ESG analysis of an issuer, the Investment Adviser may rely on third-party data that it believes to be reliable, but it does not guarantee the accuracy of such third-party data. The Fund’s ESG criteria and the application of the supplemental ESG analysis may be changed without shareholder approval.

Issuer Concentration Risk—Under normal circumstances, the U.S. Equity ESG Fund intends to invest in up to approximately 50 companies. As a result of the relatively small number of issuers in which the Fund generally invests, it may be subject to greater risks than a fund that invests in a greater number of issuers. A change in the value of any single investment held by the Fund may affect the overall value of the Fund more than it would affect a mutual fund that holds more investments. In particular, the Fund may be more susceptible to adverse developments affecting any single issuer in the Fund and may be susceptible to greater losses because of these developments.

The following is added to the table under the “Service Providers—Fund Managers” section of the Prospectuses:

Kevin Martens Vice President Portfolio Manager	Portfolio Manager— U.S. Equity ESG Fund	Since 2020	Mr. Martens joined the Investment Adviser in 2015. He is a portfolio manager on the GSAM US Equity ESG Strategy, as well as a portfolio manager on the US Equity Team where he has broad research responsibilities for the Industrials sector across the US Large- and Mid-Cap Equity strategies.

This Supplement should be retained with your Prospectuses and Summary Prospectuses for future reference.

EQG13OPSTK 06-20

Exhibit B

Fees and Expenses of the Fund (Class A, Class C, Institutional, Investor, Class R and Class R6 Shares)

Shareholder Fees (fees paid directly from your investment)

	Class A	Class C	Institutional	Investor	Class R	Class R6
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.50%	None	None	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of original purchase price or sale proceeds)[1]	None	1.00%	None	None	None	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class C	Institutional	Investor	Class R	Class R6
Management Fees	0.55%	0.55%	0.55%	0.55%	0.55%	0.55%
Distribution and/or Service (12b-1) Fees	0.25%	0.75%	0.00%	0.00%	0.50%	0.00%
Other Expenses[2]	2.81%	3.06%	2.69%	2.81%	2.81%	2.68%
Service Fees	0.00%	0.25%	0.00%	0.00%	0.00%	0.00%
All Other Expenses	2.81%	2.81%	2.69%	2.81%	2.81%	2.68%

Total Annual Fund Operating Expenses	3.61%	4.36%	3.24%	3.36%	3.86%	3.23%
Fee Waiver and Expense Limitation[3]	(2.59)%	(2.59)%	(2.57)%	(2.59)%	(2.59)%	(2.57)%

Total Annual Fund Operating Expenses After Fee Waiver and Expense Limitation	1.02%	1.77%	0.67%	0.77%	1.27%	0.66%

[1]	A contingent deferred sales charge (“CDSC”) of 1% is imposed on Class C Shares redeemed within 12 months of purchase.
[2]	“Other Expenses” for Class C, Institutional, Investor, and Class R6 Shares of the Fund have been restated to reflect expenses expected to be incurred during the current fiscal year.
[3]

The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, service fees, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.084% of the Fund’s average daily net assets. Additionally, Goldman Sachs & Co. LLC (“Goldman Sachs”), the Fund’s transfer agent, has agreed to waive a portion of its transfer agency fee (a component of “Other Expenses”) equal to 0.02% as an annual percentage rate of the average daily net assets attributable to Class A, Class C, Investor, and Class R Shares of the Fund. These arrangements will remain in effect through at least December 29, 2021, and prior to such date, the Investment Adviser and Goldman Sachs may not terminate the arrangements without the approval of the Board of Trustees.

Fees and Expenses of the Fund (Class P Shares)

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Class P
Management Fees	0.55%
Other Expenses	2.68%

Total Annual Fund Operating Expenses	3.23%
Expense Limitation[1]	(2.57)%

Total Annual Fund Operating Expenses After Expense Limitation	0.66%

[1]

The Investment Adviser has agreed to reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, taxes, interest, brokerage fees, expenses of shareholder meetings, litigation and indemnification, and extraordinary expenses) to 0.084% of the Fund’s average daily net assets. This arrangement will remain in effect through at least December 29, 2021, and prior to such date, the Investment Adviser may not terminate the arrangement without the approval of the Board of Trustees.

Expense Example (Class A, Class C, Institutional, Investor, Class R and Class R6 Shares)

	1 Year	3 Years	5 Years	10 Years
Class A Shares	$648	$1,368	$2,107	$4,048

Class C Shares
—Assuming complete redemption at end of period	$280	$1,086	$2,003	$4,349
—Assuming no redemption	$180	$1,086	$2,003	$4,349

Institutional Shares	$68	$756	$1,469	$3,363

Investor Shares	$79	$791	$1,526	$3,473

Class R Shares	$129	$939	$1,768	$3,923

Class R6 Shares	$67	$753	$1,464	$3,353

Expense Example (Class P Shares)

	1 Year	3 Years	5 Years	10 Years
Class P Shares	$67	$753	$1,464	$3,353